FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the Month of August, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 02, 2018, announcing that Hispasat and Gilat Partner to Commercialize High Throughput Satellite (HTS) Capacity of Amazonas 3 and 5 Satellites over Brazil.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 02, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Hispasat and Gilat Partner to Commercialize High
Throughput Satellite (HTS) Capacity of Amazonas 3 and 5
Satellites over Brazil

 This partnership for delivery of consumer broadband and enterprise services, with potential revenue estimated at tens of millions of dollars, will provide high quality connectivity to remote areas thus reducing the digital divide in the country

Madrid, Spain and Petah Tikva, Israel, August, 2, 2018 – Hispasat, the Spanish satellite communications operator and world leader in the distribution of content in Spanish and Portuguese, and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, have entered into a partnership to commercialize Hispasat’s Ka band satellite capacity over Brazil, with an estimated potential revenue of tens of millions of dollars over a period of several years. The contract enables Hispamar, a Hispasat subsidiary, to deliver consumer broadband and enterprise services to local Internet Service Providers (ISPs). In this way quality access to the Internet may be offered to every city, town, and community in the country, even in remote areas, thus reducing the digital divide and promoting regional development.

Hispasat and Gilat are joining forces to develop the satellite broadband market in Brazil. Hispamar will utilize the recently launched Amazonas-5 multi-spot-beam Ka satellite capacity, as well as Amazonas-3 Ka capacity, while leveraging Gilat’s SkyEdge II-c multi-service platform, versatile VSAT equipment, Network Operation Center (NOC), and field support services.

“We are pleased to expand the scope of our longstanding relationship with Gilat, to now enter into this partnership for the delivery of broadband services over satellite to the people of Brazil,” said Ignacio Sanchis, Chief Commercial Officer at Hispasat. “Gilat has proven the superiority of its HTS platform and we are confident that Gilat’s leading technology and services will provide Hispamar with a competitive edge for successful service expansion throughout Brazil. With this joint effort, we will bring high quality connectivity to any point in the country and open the doors to digital world to the people living there.”

”We are pleased to partner with Hispasat to deploy our globally proven multi-service SkyEdge II-c platform for the benefit of the people in this region," said Ron Levin, VP Mobility and Global Accounts at Gilat. “Hispasat’s widespread Ka HTS capacity across Latin America is the perfect fit for materialization of our vision and commitment to deliver quality, plentiful and affordable broadband to unserved and underserved areas in Brazil and in the region.”

About Hispasat
 HISPASAT is comprised of companies that have a presence in Spain as well as in Latin America, where its Brazilian affiliate HISPAMAR is based. HISPASAT is a world leader in the distribution and broadcasting of Spanish and Portuguese content, and its satellite fleet is used by important direct-to-home television (DTH) and high-definition television (HDTV) digital platforms. HISPASAT also provides satellite broadband services and other added value solutions to governments, corporations and telecommunication operators in America, Europe and North Africa. HISPASAT is one of the world's largest companies in its sector in terms of revenue, and the main communications bridge between Europe and the Americas.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
JuneFil@optonline.net

Contact:
HISPASAT
María Felpeto, Communication Department
mfelpeto@hispasat.es